[COF Letterhead]

January 20, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549

Re:	Capital One Financial Corp. Form 10-Q for the Quarterly Period Ended September 30, 2020 Filed November 2, 2020 Form 8-K Furnished October 22, 2020 File No. 1-13300

Ladies and Gentleman:

This letter is submitted on behalf of Capital One Financial Corp. (the “Company” or “we”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 18, 2020, with respect to the Company’s above-referenced Form 10-Q for the Quarterly Period Ended September 30, 2020 as filed on November 2, 2020 (the “Form 10-Q”) and the Form 8-K furnished on October 22, 2020 (the “Form 8-K”). For convenience, these comments are reproduced below in italics, followed by the Company’s responses.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Notes to Consolidated Financial Statements
Note 3 - Loans, page 93

1.       We note that the loan tables (3.1 through 3.5) include the impacts of the COVID-19 customer assistance programs where applicable. In order for the reader to obtain a clear understanding of the impacts of the COVID-19 programs on the different types of loans affected, please revise future filings to address how these loans have been reflected in each of the tables. This can be done in separate tables or in footnote disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and appreciates the importance of COVID-19 customer assistance programs to our borrowers and the respective disclosure of the impacts of these programs for our investors. In response to the COVID-19 pandemic, on March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. Shortly before and after the CARES Act was signed into law, the Board of Governors of the Federal Reserve System, Office of the Comptroller of the Currency and Federal Deposit Insurance Corporation (collectively, the “Federal Banking Agencies”) issued guidance to banking organizations that were taking actions to assist customers in a prudent, safe and sound manner, including through loan modifications, which we have considered as part of our design and disclosure of our customer relief actions.

As part of our response to the COVID-19 pandemic, we began offering programs to accommodate customer hardship across our lines of business in the first quarter of 2020 (“COVID-19 programs”), with the largest programs offered to our Auto and Domestic Card customers. We designed our COVID-19 programs as short-term accommodations, typically only one or two months in duration, in order to provide our customers with prompt relief and to provide us frequent touch points with each customer. Our COVID-19 programs were also designed to be reactive to customer requests for assistance and were not provided broadly to customers unless they requested relief. These programs include customer eligibility criteria, such as being current or in early stage delinquency at the time of the accommodation request (other than in our Auto business). In our Auto business, we did not set delinquency eligibility limitations in order to be consistent with our pre-existing disaster extension policy, but the vast majority of customers were current or in early stage delinquency (less than 60 days delinquent) at enrollment. Renewals are permitted for our customers, but relief is generally limited to a maximum of six payments. Relief is in the form of payment deferral or, for our Auto customers, payments being added to the end of the loan term via an extension.

Both our Auto and Domestic Card COVID-19 programs saw enrollments peak in the early months of the pandemic and decline quickly thereafter, remaining at low levels throughout the remainder of 2020, a pattern observed in our other COVID-19 program offerings as well. This enrollment pattern coupled with the short-term nature of these programs muted their impacts on our loan portfolio.

As an example of this enrollment trend, the COVID-19 program offered to our Auto customers had $3.0 billion of enrollments as of March 31, 2020, shortly after the program was launched. By June 30, 2020, total cumulative enrollments since the program launched had reached $10.2 billion, but only $893 million continued to be enrolled as of that date - meaning that only a few months after we launched this program enrollments had already peaked and subsequently receded to modest levels. This trend continued through September 30, 2020, as total cumulative enrollments since the program launched grew modestly to $11.7 billion, but those that continued to be enrolled declined further to $686 million - meaning approximately 94% of cumulative enrollments had graduated as of this date without re-enrolling.

We respectfully direct the Staff to the “Credit Risk Profile - COVID-19 Customer Assistance Program and Loan Modifications” section of Management’s Discussion & Analysis (“MD&A”) where we include disclosure that describes the accommodations offered by our COVID-19 programs, as well how these programs impact the accrual status and delinquency status of loans enrolled. We also include quantitative data regarding enrollment levels in our COVID-19 programs and status of enrolled loans for each loan portfolio. We began including these disclosures in our Form 10-Q for the quarterly period ended March 31, 2020, and continued disclosing this data in subsequent filings throughout 2020.

As noted above, the primary COVID-19 programs which have had significant enrollment volumes are those offered to our Auto and Domestic Card customers which have both seen enrollment volumes decline consistently from their peaks in the early months of the COVID-19 pandemic. The vast majority of customers who had ever enrolled in these COVID-19 programs were only enrolled for a very short period of time and have not subsequently re-enrolled. Accordingly, these customers are included in our loan delinquency disclosures based largely upon their payment performance. The trend in declining enrollments cited above continued through December 31, 2020, and we will disclose both total cumulative enrollments and amounts that continue to be enrolled as of that date in our 2020 Form 10-K. Therefore, results observed in the loan tables referenced by the Staff are reflective of the subsequent performance trends of these customers including the impacts from their enrollment in a COVID-19 program.

The loan tables in our financial statements referenced by the Staff provide historical information in compliance with the various loan-related disclosure requirements in the FASB’s Accounting Standards Codification. We assess these tables on a quarterly basis to ensure continued compliance with the relevant disclosure guidance and have concluded that our existing disclosure was appropriate when considering the impact of our COVID-19 programs. We respectfully submit that the MD&A is the most appropriate place for disclosure relating to enrollment levels and overall impacts of our COVID-19 programs on our loan portfolio in light of the short-term nature of these programs and the consistent decline in enrollment volumes. We will continue to revise our disclosures in both MD&A and throughout our SEC filings as and if our COVID-19 program offerings change or the impact on our loan-related disclosures increases due to these programs.

2.       We note your tabular presentations would appear to exclude accounts from the TDR designation due to regulatory exemptions. Please tell us what consideration has been given to including a supplemental table in future filings for those customer loans that qualified for regulatory exemption from TDR classification, in order to provide the reader with expanded insight into the underlying credit quality of those customers. The following are examples of information that would enhance transparency and granularity of your tabular and textual disclosures.

●    The number of accounts and related dollar amounts excluded by loan type as well as the types of loan modifications made.

●    The number (or percentage) of those customers that have made a payment in the last payment cycle.

●    The number (or percentage) of those customers that have made no payments since entering the program.

●    Provide a distribution by most recent FICO score (e.g., 660 and above, 621-660, and less than 620 or no scores).

Response:

The Company respectfully acknowledges the Staff’s comment and notes that as described in our response to the prior comment, the COVID-19 programs we have offered to our customers are short-term in nature and, more specifically, our largest programs offered to our Auto and Domestic Card customers, were offered primarily in one or two month increments as disclosed in our MD&A. Renewals are permitted for our customers, but relief is generally limited to a maximum of six payments. Furthermore, other than in our Auto business, these programs include customer eligibility criteria, such as being current or in early stage delinquency (less than 60 days delinquent). In our Auto business, we did not set delinquency limitations to qualify for enrollment, but the vast majority of customers were current or in earlier stages of delinquency at enrollment.

When assessing loans modified under our COVID-19 programs for TDR classification, we considered the regulatory guidance issued in response to the COVID-19 pandemic, specifically the CARES Act and guidance issued by the Federal Banking Agencies which clarified existing guidance around assessing financial difficulty on current customers and the level of concessions that would trigger a TDR designation.

In considering whether supplemental disclosure of the loans that qualified for a regulatory exemption from the TDR classification would be informative to users of our financial statements, we considered the very short-term nature of our COVID-19 programs, the limit on the number of enrollments a single borrower could avail themselves of, coupled with enrollments in these programs declining significantly from their peak in the early months of the pandemic. Due to these facts and circumstances, the vast majority of enrollments to date have been for only 1-2 months, which would not have resulted in TDR classification under our existing policies. Accordingly, TDR relief from regulatory exemptions is only a fraction of total COVID-19 program enrollments. Through September 30, 2020, this relief totalled $1.5 billion in our Auto business ($11.7 billion in total cumulative COVID-19 program enrollments) and $364 million in our Domestic Card business ($3.4 billion in total cumulative COVID-19 program enrollments). These TDR relief amounts are also only small percentages of the respective Auto and Domestic Card loan portfolios.

Additionally, as a result of our adoption of Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“CECL”), our allowance for credit losses represents lifetime losses on all loans. Therefore, the TDR designation does not have a meaningful impact on the amount of allowance for credit losses recorded for these loans. Our allowance process considers all of our customer assistance programs, including our COVID-19 programs, in estimating the credit quality of our loan portfolio and establishing allowance levels accordingly.

Therefore, we believe our current disclosures in the “Credit Risk Profile - COVID-19 Customer Assistance Program and Loan Modifications” section of MD&A which describes our COVID-19 programs and provides both cumulative and current enrollment levels, continues to provide the appropriate and most useful context for understanding the impact of these programs on the credit quality of our loan portfolio.

We will continue to revise our disclosures as and if our COVID-19 program offerings change and if regulatory relief from the TDR designation becomes significant to our loan portfolio.

Form 8-K furnished October 22, 2020

EX-99.2
Reconciliation of Non-GAAP Measures, page 22

3.       Please revise your future filings to eliminate the presentation of a full income statement of non-GAAP measures. We reference Compliance and Disclosure Interpretation (C&DI) Question 102.10 on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and will revise our tabular presentation in future filings in a manner substantially similar to the following tables.

Reconciliation of Non-GAAP Measures

The following non-GAAP measures consist of our adjusted results that we believe help investors and users of our financial information understand the effect of adjusting items on our selected reported results. These adjusted results provide alternate measurements of our operating performance, both for the current period and trends across multiple periods. The following tables present reconciliations of these non-GAAP measures to the applicable amounts measured in accordance with GAAP.

	2020			2019			Nine Months Ended September 30,
(Dollars in millions, except per share data and as noted)	Q3	Q2	Q1	Q3	Q2	Q1	2020	2019
Adjusted diluted EPS:
Net income (loss) available to common stockholders (GAAP)	$2,319	$(1,009)	$(1,420)	$1,270	$1,533	$1,348	$(91)	$4,151
Legal reserve builds	40	265	45	—	—	—	350	—
U.K. Payment Protection Insurance customer refund reserve (“U.K. PPI Reserve”)	(36)	—	—	212	—	—	(36)	212
Cybersecurity Incident expenses, net of insurance	6	11	4	22	—	—	21	22
Initial allowance build on acquired Walmart portfolio	—	—	—	—	—	—	—	—
Walmart launch and related integration expenses	—	—	—	84	54	25	—	163
Restructuring charges	—	—	—	—	28	—	—	28
Pre-tax impacts (non-GAAP)	2,329	(733)	(1,371)	1,588	1,615	1,373	244	4,576
Income tax impacts	(12)	(3)	(12)	(21)	(19)	(6)	(27)	(46)
Dividends and undistributed earnings allocated to participating securities	—	—	—	(2)	(1)	—	—	(3)
Adjusted net income (loss) available to common stockholders (non-GAAP)	2,317	(736)	(1,383)	1,565	1,595	1,367	217	4,527

Diluted weighted-average common shares outstanding (in millions) (GAAP)	458.5	456.7	457.6	471.8	473.0	471.6	458.5	472.1

Diluted EPS (GAAP)	$5.06	$(2.21)	$(3.10)	$2.69	$3.24	$2.86	$(0.20)	$8.79
Impact of adjustments noted above	(0.01)	0.60	0.08	0.63	0.13	0.04	0.67	0.80
Adjusted diluted EPS	5.05	(1.61)	(3.02)	3.32	3.37	2.90	0.47	9.59

	2020			2019			Nine Months Ended September 30,
(Dollars in millions, except per share data and as noted)	Q3	Q2	Q1	Q3	Q2	Q1	2020	2019
Adjusted efficiency ratio:
Non-interest expense (GAAP)	3,548	3,770	3,729	3,872	3,779	3,671	11,047	11,322
Legal reserve builds	(40)	(265)	(45)	—	—	—	(350)	—
Cybersecurity Incident expenses, net of insurance	(6)	(11)	(4)	(22)	—	—	(21)	(22)
Walmart launch and related integration expenses	—	—	—	(84)	(54)	(25)	—	(163)
U.K. Payment Protection Insurance customer refund reserve (“U.K. PPI Reserve”)	—	—	—	(72)	—	—	—	(72)
Restructuring charges	—	—	—	—	(27)	—	—	(27)
Adjusted non-interest expense (non-GAAP)	3,502	3,494	3,680	3,694	3,698	3,646	10,676	11,038

Total net revenue (GAAP)	7,381	6,556	7,249	6,959	7,124	7,083	21,186	21,166
U.K. Payment Protection Insurance customer refund reserve (“U.K. PPI Reserve”)	(36)	—	—	140	—	—	(36)	140
Restructuring charges	—	—	—	—	1	—	—	1
Adjusted net revenue (non-GAAP)	7,345	6,556	7,249	7,099	7,125	7,083	21,150	21,307

Adjusted efficiency ratio	47.68%	53.29%	50.77%	52.04%	51.90%	51.48%	50.48%	51.80%
							—	—
Adjusted operating efficiency ratio:							—	—
Operating expense (GAAP)	$3,265	$3,497	$3,238	$3,371	$3,233	$3,154	$10,000	$9,758
Legal reserve builds	(40)	(265)	(45)	—	—	—	(350)	—
Cybersecurity Incident expenses, net of insurance	(6)	(11)	(4)	(22)	—	—	(21)	(22)
Walmart launch and related integration expenses	—	—	—	(84)	(54)	(25)	—	(163)
U.K. Payment Protection Insurance customer refund reserve (“U.K. PPI Reserve”)	—	—	—	(72)	—	—	—	(72)
Restructuring charges	—	—	—	—	(27)	—	—	(27)
Adjusted operating expense (non-GAAP)	3,219	3,221	3,189	3,193	3,152	3,129	9,629	9,474

Adjusted net revenue (non-GAAP)	7,345	6,556	7,249	7,099	7,125	7,083	21,150	21,307

Adjusted operating efficiency ratio	43.83%	49.13%	43.99%	44.98%	44.24%	44.18%	45.53%	44.46%

***

Please do not hesitate to contact me at Scott.Blackley@capitalone.com or 202-421-9368, or our outside counsel, Shane Tintle at 212-450-4526 or shane.tintle@davispolk.com, if you have any questions regarding the foregoing or would like any additional information.

Very truly yours,

/s/ R. Scott Blackley
R. Scott Blackley
Chief Financial Officer Capital One Financial Corp.